November 25, 2024

Andrew Michael Arroyo
Chief Executive Officer
Andrew Arroyo Real Estate Inc.
12636 High Bluff Drive, Suite 400
San Diego, CA 92130

       Re: Andrew Arroyo Real Estate Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed November 14, 2024
           File No. 024-12519
Dear Andrew Michael Arroyo:

       We have reviewed your amended offering statement and have the following comment.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 8, 2024 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed November 14, 2024
Note 1- The Company and Its Significant Accounting Policies
Revenue Recognition, page F-10

1. We note your response to prior comment 14 and revised disclosures in your filing. We further note your response indicates that after consideration of the guidance in ASC
       606-10-50-5 concluded that further revenue disaggregation was not required given the
       Company recognizes revenue from transaction-based commissions with similar economic characteristics. Please clarify whether such transaction based commissions are generated solely from real estate brokerage services specifically related to sales of real estate or whether the Company is also providing other real estate brokerage services including leasing, financing and property management as indicated in your disclosures on page 46. To the extent the Company is providing other real estate services beyond selling and generating commissions on such sales, please tell us how
 November 25, 2024
Page 2

       you further considered the various services in your determination that additional disaggregated revenue disclosures were not required.
        Please contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-
551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Craig V. Butler